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E-Mail: smathiesen@lmls.com

November 21, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention: Carmen Moncada-Terry

Dear Sirs/Mesdames:

Continental Minerals Corporation
Registration Statement on Form F-4 (“F-4”)
Filed November 2, 2006
File No. 333-135566

We write on behalf of Continental Minerals Corporation (the “Company” or “Continental”) in response to Staff’s letter of November 17, 2006 (the “Comment Letter”) signed by H. Roger Schwall, Assistant Director, Division of Corporation Finance, United States Securities and Exchange Commission (the “Commission”).

On behalf of the Company, we have filed with the Commission via the EDGAR system Amendment No. 4 to the F-4 (the “Amended F-4”).

We have provided below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the paragraph numbering used in the Comment Letter, and page numbering referred to in each response corresponds to the page numbering in the clean copy of the Amended F-4. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended F-4.

Form F-4/A 3 filed November 3, 2006

1.

We note that you have identified a number of officers and directors who provide services to potential competitors through their affiliation with Hunter Dickinson. Please discuss whether conflicts of interest may arise as a result of your association and the association of your officers and directors with Hunter Dickinson and companies associated with it. If so, describe what measures you have implemented or intend to imp1ement to address the potential conflict.

We have amended our disclosure in the Amended F-4 to address your comment. We have added the following disclosure at page 44:

“Conflicts of Interest Between Continental and HDI

Conflicts of interest may arise as a result of Continental’s association and the association of Continental’s directors and officers with HDI and the other nine public companies that own HDI.

If Continental’s directors cause Continental to enter into transactions in which Continental’s officers and directors or companies that they are associated with have an interest, Continental may enter into transactions that are on less favourable terms than would be negotiated with an arms-length party. Continental’s directors attempt to avoid dealing with other companies in situations where conflicts might arise and at all times use their best efforts to act in the best interests of Continental.

Any conflicts of interest are subject to and governed by the law applicable to the directors’ and officers’ conflicts of interest. In the event that a conflict of interest arises at a meeting of Continental’s directors, a director who has such a conflict of interest abstains from voting for or against the relevant proposal. To reduce the likelihood of conflicts of interest Continental has independent board members. In addition, all non-arms length transactions are approved by the independent directors. (See “Risk Factors - Risks related to Continental’s Business After the Merger”).

In addition, Continental has entered into the Geological Management and Administration Services Agreement with HDI (filed as exhibit 10.1). Under the Geological Management and Administration Services Agreement, HDI agrees to carry out its advisory, administrative and operating activities in a competent and workmanlike manner, in good faith with a view to the best interests of Continental. HDI takes reasonable precautions to ensure that only authorized personnel of HDI and Continental are provided with information respecting the business affairs, exploration results and property of Continental. HDI also limits access to information respecting exploration developments to its own staff on a need to know basis and ensures that its personnel acknowledge the need to protect confidentiality of information respecting Continental which is developed by or comes into the possession of HDI. HDI generally maintains the confidentiality of Continental's affairs and takes reasonable precautions to protect the integrity and security of information developed for Continental. HDI does not compete with Continental, and does not endeavour to acquire any interest in any property of Continental or related to or which can reasonably be said to be derived from any property of Continental, without Continental’s consent.

HDI does not provide any information or advice to Continental respecting resource property prospects and opportunities which come to the attention of HDI personnel unless such prospects and opportunities are clearly demonstrated to be presented primarily as a result of the provision of services by HDI to Continental under the terms of the Geological Management and Administration Services Agreement.

Conflicts of interest are handled in the same way for the other nine companies that own HDI, because each of them have entered into a substantially identical geological management and administration services agreement with HDI.”

Background of the Merger on page 37

2.

We note that Hunter Dickinson “in providing services to Continental”' arranged to acquire an interest in the Xietongmen property and subsequently assigned the interest to Continental and that Continental paid no additional costs or consideration to Hunter Dickinson for the assignment. Please disclose whether Continental made any payments to Hunter Dickinson for the services provided in connection with the acquisition and assignment of the Xietongmen property.

We have amended our disclosure in the Amended F-4 to address your comment at page 37:

“From the onset of discussions with Great China it was the intention of HDI, in providing services to Continental, to eventually assign its interest in the Xietongmen Property to Continental. HDI is owned by ten public companies, including Continental. All projects within the Hunter Dickinson group are categorized by region, and any Chinese project would be assigned at cost to Continental. HDI provides both cost and expertise advantages to the public companies that own it through access to a shared multidisciplinary team of mining and financial professionals. This includes: management capability, geological, engineering and environmental expertise, financial acumen, and administrative and support services. (See “The Merger - Association with Hunter Dickinson Inc.”). HDI provides its services to Continental and the other nine public companies that own it on a full cost recovery basis, without profit to HDI.

Continental did not make any payments to HDI specifically for the services provided in connection with the acquisition and assignment of the Xietongmen Property, but rather paid HDI for all services in the normal course as described above.”

Association with Hunter Dickinson Inc., page 42

3.	Please identify the nine other public resource companies that own Hunter Dickinson. Also specify the equity interest of each of such companies and Continental in Hunter Dickinson.

We have added the following disclosure at page 43 to address your comment:

“HDI is owned by 10 public resource companies, including Continental. The other nine public companies that own HDI include: Amarc Resources Ltd., Anooraq Resources Corporation, Farallon Resrouces Ltd., Great Basin Gold Ltd., Taseko Mines Limited, Quartz Mountain Resources Ltd., Casamiro Resource Corporation, Northern Dynasty Minerals Ltd., and Rockwell Ventures Inc. Continental and the other public companies listed above each own 10% of HDI.”

Plan of Operations for Continental Post-Merger, page 83

4.

We have reviewed your response to comment 23 of our letter dated October 19, 2006, and note your current conclusion regarding the impairment of the book value of the Xietongmen property as recorded in your financial statements. We also note your disclosure of numerous risks related to your future production plan of the property in the risk factors section of your filing. Please expand your disclosures within the Plan of Operations section, or as otherwise appropriate, to address the effect these risks may have on your financial statements and more specifically, the recoverability of the book value of the Xietongmen and its surrounding properties. This expanded disclosure should clearly relate your risk factors to their potential future financial statement impact under SFAS 144

We have amended our disclosure in the Amended F-4 to address your comment. We have added the following disclosure at page 87:

“Continental’s plans for the development of the Xietongmen Property and the Surrounding Properties are subject to a number of risks, including that the exploration activities on the properties may not be commercially successful, which could lead to abandonment of the plans and the inability to recover investments in exploration and the properties. (See “Risk Factors – Risks related to Continental’s Business After the Merger”). If the exploration activities suggest that commercial mining would not be successful, or if mineral prices decline significantly, Continental may be required to write-down the value of the

Xietongmen Property and Surrounding Properties to their fair values, if the recorded value of the properties is less than the undiscounted cash flows expected from these assets. As well, certain risk factors, if occurring, may impact the going concern basis of financial statement presentation adopted in Continental’s consolidated financial statements. If Continental failed to continue as a going concern by reason of not obtaining additional financial resources or achieving positive cash flows or for other reasons, its assets and liabilities on its financial statements may have to be restated on a liquidation basis, which is significantly different than a going concern basis. This may cause a write-down in the value of the Xietongmen Property and Surrounding Properties, if the book value or carrying amount of the properties exceeds the undiscounted cash flows expected from those assets.”

Signature Page, page 170

5.	Please provide the signature of your authorized representative in the United States.

We have provided the requested signature.

Note 3, Pro Forma Assumptions, page F-76 6

6.

We have reviewed the supplemental information submitted in response to comment 19 of our letter dated October 19, 2006. To further our understanding of the analysis performed and the assumptions upon which that analysis is based, please provide us with the following information:

Upon further review of the supplemental information submitted in response to comment 19 of the SEC letter dated October 19, 2006, management of Continental has revised several assumptions and is providing the Further Revised Calculations Summary, submitted as supplemental material. The revisions to the assumptions are as follows:

The historical 10 year average price of copper presented under Scenario 3 and sourced from page 24 of the Barclays Capital Commodities Research Report, October 2006 (the “Barclays Report”) has been revised from $2.29 to $1.04 per pound of copper. The forecasted price of copper presented under Scenario 4 and sourced from page 24 of the Barclays Report has been revised from $3.08 to $1.04 per pound of copper. This revision made to the price of copper results from a correction of an error in the interpretation of the prices used in the Barclays Report.

In connection with this review, management has reassessed the probability weightings attached to each scenario in the Supplemental Information provided to the SEC with our response letter dated November 2, 2006. In the prior Supplemental Information submitted to the SEC dated October 19, 2006, Scenario 1 and 3 were assigned a probability weighting of 48.5%, and Scenario 5 was assigned a probability weighting of 1%. Scenario 1 is based on management’s estimates and Scenario 3 is based on actual historical prices. Upon further review of the probability weightings assigned to the various scenarios as presented, it has come to management’s attention that insufficient weighting was being given to the current and forecasted mineral prices for copper. Based on the long-term nature of the Xietongmen project, strong projected demand, and supply shortages of copper, as evidenced by the Barclay report of $7,725 per tonne, or $3.30 per pound of copper, management has revised its probability weightings for such Scenario to reflect a combination of historical, current and forecasted prices. A probability weighting of 24.75% for each of Scenarios 1 to 4 is assumed by management in the Revised Supplemental Information.

The impact of the revised assumptions is as follows:

1.

The total risk adjusted weighted average NPV figure is that shown as the total of Column I of the Further Revised Calculations Summary, Page 1. This compares with the total value assigned to the Xietongmen and Surrounding Properties of $68.5 million, as shown on the June 30, 2006 Pro Forma financial statements.

2.

The total probability weighted undiscounted cash flow figure is that shown as the total of Column D of the Further Revised Calculations Summary, Page 2. This compares with the total value assigned to the Xietongmen and Surrounding Properties of $68.5 million, as shown on the June 30, 2006 Pro Forma financial statements. In accordance with the guidance of FAS 144, if management had completed an impairment analysis with regards to the Xietongmen and Surrounding Properties, based upon the revised undiscounted cash flow figure, we would conclude that there is no impairment in the value assigned to the properties, as reported on the June 30, 2006 Pro Forma financial statements.

(a) Confirm that the results presented on the Revised Calculation Summary, Page I were calculated using the same model calculation and assumptions, other than those specifically referenced in your response as updated or changed, detailed in the supplemental information submitted in response to comment 29 of our letter dated September 13,2006.

It is confirmed that the results presented on the Revised Calculations Summary, Page 1 were calculated using the same model calculation and assumptions, other than those specifically referenced in the response as updated or changed, detailed in the supplemental information submitted in response to comment 29 of your letter dated September 13, 2006.

It is also confirmed that the results presented on the Further Revised Calculations Summary Page 1 and Page 2, were calculated using the same model calculation and assumptions, other that those specifically stated herein as having been reviewed and revised, per this response to comment 6.

(b) You have stated that Scenario 1 uses a highly conservative set of assumptions. However, the assumptions used in Scenario 3 are of a lower price per ounce of gold. Please explain why the risk adjusted net present value in Scenario 3 results in a higher value than that of Scenario I .

As set out in the Further Revised Calculations Summary, Page 1, the risk adjusted net present value under Scenario 3 is now lower than that of Scenario 1.

(c) Tell us why you believe the most significant assumption to your internal analysis is price as opposed to estimates of material to be mined.

The Company does not believe that the most significant assumption in the Company’s internal analysis is price. Price represents one of many significant assumptions that is used in the Company’s internal analysis. Given that the Company has not completed a feasibility study on the Xietongmen property, many of the estimates of costs and material to be mined are preliminary in nature, based on the best available information to the Company and should not constitute a valuation of the Xietongmen property. The Company has relied on the expertise of individuals hired by the Company to compile the assumptions used in its internal analysis, many of whom has over 20 years experience in the mineral exploration, development and mining industry.

The Company recognised that development of the Xietongmen property is a long-term project and the assumptions used are highly volatile, difficult to predict and subject to change given the Company has not completed a feasibility study.

Therefore, while the extent of mineralization and costs to extract such mineralization are subject to significant assumptions, the Company believes the variability in these items to be less than mineral prices, due to our experience in prior projects and based on the results and reports from its geologists.

(d) Identify the factors you considered when determining the 12% discount estimate for country risk, geopolitical risk, lack of engineering and more precise pre-feasibility work, permitting risks and other contingencies. Tell us how these factors attributed to your conclusion that 12%, as opposed to a higher or lower discount assumption, should be used in your analysis.

As stated previously, development of the Xietongmen property is in its early stages. No feasibility study has been completed on this property and as such, any numerical analysis prepared for this project is preliminary in nature, filled with assumptions and may change substantially as new information becomes available.

In considering an appropriate discount estimate for country risk, geopolitical risk, lack of engineering and more precise pre-feasilibty work, permitting risks and other contingencies, management has relied upon its over twenty years of international experience in developing mineral properties, from grassroots exploration projects through to operating producing mines. This experience spans countries such as South Africa, Mexico, Brazil, Chile, Democratic Republic of Congo, Canada, United States of America and China. Management recognizes that a discount estimate for risks could be higher or lower than the initial preliminary estimate of 12%. However, after considering factors as the management’s experience working in international locations, the stable political climate of China, the politically sensitive nature of a North American company operating in Tibet, and the likelihood of completing a feasibility study, management concluded that an initial discount estimate of 12% for various risks would be appropriate.

(e) Tell us how many years into the future the forecasted mineral prices used in Scenario 4 are applicable to. We note these forecasted prices are based on the Barclays Capital Commodities Research report of October 2006. Tell us how many years the report intended these forecasted prices would be applicable to and how this compares to the number of forecasted years used in your internal analysis.

For each of Scenarios 1 to 5, as shown in the Further Revised Calculations Summary, the mineral prices for each set of assumptions have been applied over the estimated life of the Xietongmen project, initially estimated at approximately 13 years. As set out on page 24 of the Barclays Report, the forecasted mineral prices are “…a price that should be used for long-term mine-project evaluation”. As the Xietongmen property project is long-term in nature, management believes that applying the assumptions listed in Scenario 4 of the Further Revised Calculations Summary consistently over the entire estimated life of the project is appropriate.

(f) Provide us with a copy of the Barclays Capital Commodities Research report of October 2006 supporting the price assumptions used in Scenario 4.

An excerpt of the Barclays Report is being submitted as supplemental material. Page 24 of the Barclays Report provides support for the price assumptions listed in Scenario 4 of the Further Revised Calculations Summary.

(g) Submit supplementally a copy of your calculation of the historical 10 year average price of copper to support the $2.29/1b price assumption used in Scenario 3. In your response, please identify the source of the copper prices used in calculating the historical 10 year average. The $2.2/lb average price appears higher than what we would expect

As set out on page 24 of the Barclays Report, the “Historical 10-year Average” price of copper is reported as $2,291 per ton, which we have equated to $1.15 per pound of copper. This figure is shown under Scenario 3 on the Further Revised Calculations Summary. The sources for copper prices used by Barclays in calculating the historical 10 year average are listed on page 69 of the Barclays Report. As previously noted, management has revised Scenario 3 and 4 to reflect the revised copper price.

We look forward to receiving your comments at your earliest convenience. If you have any questions or concerns with respect to the above, please contact Steve Mathiesen at (604) 691-7415.

Yours truly,

/s/ Steve Mathiesen

Steve Mathiesen
for Lang Michener LLP

SMM/

cc:	Great China Mining Inc.

cc:	Continental Minerals Corporation Attention: Mr. Gerald Panneton